UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

APTT will be reorganised and the business conducted under the Fixed Carrier Licence and interests in certain submarine cable networks will be transferred to shareholders (or their holding company or fellow subsidiary) of APTT.

The Reorganisation will constitute a connected transaction of the Company under Rule 14.25(1) of the Listing Rules.

The board of directors of the Company announces that APTT, indirectly owned as to 55% by the Company, has entered into a master agreement, a cable interests transfer agreement and a transfer of business agreement with a view to transfer the business conducted under the Fixed Carrier Licence and interests in certain submarine cable networks to shareholders (or their holding company or fellow subsidiary) of APTT.

MASTER AGREEMENT DATED 10 SEPTEMBER 2003

Parties:

(i)	APTT, a company owned as to 55% by Skywork;

(ii)	Skywork, an indirect wholly-owned subsidiary of the Company;

(iii)	APTTS, another indirect wholly-owned subsidiary of the Company;

(iv)	SingaSat, the 45% registered shareholder of APTT.

Major Terms:

The parties to the Master Agreement agree to reorganise the business of APTT by:

(i)	transferring the Fixed Carrier Licence Business to APTTS pursuant to the Transfer of Business Agreement (as further described below); and

(ii)	transferring the Cable Interests related to the FTNS Licence (which was replaced by the Fixed Carrier Licence) to SingTel (at the direction of SingaSat) pursuant to the Cable Interests Transfer Agreement (as further described below).

Upon completion of the Reorganisation, APTT will be solely engaged in the development of a data centre and ancillary structure and the installation of equipment therein within the Tai Po Science Park. The shareholders of APTT intend to continue to fund such development, on a pro rata basis.

Major Conditions Precedent:

(i)	all conditions precedent under the Cable Interests Transfer Agreement and the Transfer of Business Agreement being fulfilled or waived by the relevant parties; and

(ii)	all approvals or consents in respect of the transactions contemplated under the Master Agreement as may be necessary or desirable under any contractual arrangements to which APTT is party having been obtained.

Completion:

Unless otherwise agreed, the Cable Interests Transfer Agreement and the Transfer of Business Agreement (as described below) shall be completed simultaneously.

CABLE INTERESTS TRANSFER AGREEMENT DATED 10 SEPTEMBER 2003

Parties:

(i)	APTT (as transferor);

(ii)	SingaSat (as transferee).

Cable Interests to be transferred:

(i)	the APCN Interest, being the whole of APTT’s rights and obligations under the APCN Agreement (including without limitation the investment share, ownership interest, voting interests, allocated capacity (in terms of MIU as defined in the APCN Agreement) and interest in unallocated capacity of APTT (together with the related rights and obligations) under the APCN Agreement) in respect of the Asia Pacific Cable Network 2; and

(ii)	the C2C Interest, being the whole of APTT’s interests and obligations in and under the C2C Agreement (including without limitation APTT’s rights to utilize the C2C Cable Network (as defined in the C2C Agreement)).

Both the Asia Pacific Cable Network 2 and the C2C Cable Network are submarine cable networks previously used by APTT in the provision of services under the FTNS Licence, and will be transferred to SingTel pursuant to the terms of the Master Agreement.

Consideration:

(i)	HK$2,986,198.88 in respect of the APCN Interest; and

(ii)	HK$2,573,801.12 in respect of the C2C Interest payable in cash at completion.

Conditions:

(i)	all necessary consents under the APCN Agreement being obtained in relation to the assignment, sale and transfer of the APCN Interest;

(ii)	C2C Pte Ltd. duly executing and delivering to SingaSat the C2C Novation Agreement (or the termination of the C2C Agreement upon such terms and conditions as are acceptable to APTT and the entering into a new agreement with SingTel, upon such terms and conditions as are acceptable to SingTel, entitling SingTel to use equivalent Capacity (as defined in the C2C Agreement) on the C2C Cable Network (as defined in the C2C Agreement)); and

(iii)	all the conditions of the Transfer of Business Agreement (save in relation to the fulfilment of all conditions of the Cable Interests Transfer Agreement) being satisfied in full or waived by the relevant party.

Completion:

On or about 10 October 2003, or three business days upon fulfilment or waiver of the last condition, but in any event no later than
31 December 2003.

TRANSFER OF BUSINESS AGREEMENT DATED 10 SEPTEMBER 2003

Parties:

(i)	APTT (as transferor);

(ii)	APTTS (as transferee).

Interests to be transferred:

(i)	the Fixed Carrier Licence; and

(ii)	the Fixed Carrier Licence Business, being the business of providing services under the Fixed Carrier Licence carried on by APTT as at the date of the Transfer of Business Agreement such as wholesale voice services and very small aperture terminal (VSAT) services.

Consideration:

HK$6,800,000, subject to adjustment; payable in cash at completion.

Conditions:

(i)	OFTA granting its consent to the transfer of the Fixed Carrier Licence from APTT to APTTS;

(ii)	in the event that any conditions and/or requirements are imposed by OFTA in relation to the transfer of the Fixed Carrier Licence, APTTS, in its reasonable opinion, accepting all such conditions and/or requirements;

(iii)	a notice of transfer being duly published in accordance with the provisions of Section 4 of the Transfer of Business (Protection of Creditors) Ordinance (Chapter 49 of the Laws of Hong Kong);

(iv)	the execution of the surrender agreement between APTT and APT Satellite Company Limited (the parent company of Skywork and an indirect wholly-owned subsidiary of the Company) in relation to the surrender by APTT of the remaining term of the tenancy agreement dated 20 August 2001 (as modified on 26 March 2003) in respect of a premises of 6,850 sq. ft. located at the Tai Po Industrial Estate for a total compensation of HK$13,500,000 payable by APTT to APT Satellite Company Limited by 5 equal annual installments with the first payment date being 1 February 2005;

(v)	all the conditions of the Cable Interests Transfer Agreement (save in relation to the fulfilment of all conditions of the Transfer of Business Agreement) being satisfied in full or waived by the relevant party.

Completion:

On or about 10 October 2003, or three business days upon fulfilment or waiver of the last condition, but in any event no later than
31 December 2003.

REASONS AND BENEFITS OF THE REORGANISATION

In view of the continuous downturn in the telecommunication market, especially the submarine cable business and that APTT was at the initial development stage, the directors of APTT decided to restructure the business so as to cope with the existing difficult trading environment and rationalise the telecom service business. Upon the completion of the re-structuring, it is the intention of the Company that the Group can concentrate on the satellite-related telecom services business (including the operation of the Fixed Carrier Licence Business by APTTS), which is in line with the Group’s core business in satellite transponder services whereas APTT will continue to operate the Telepark Data Centre, Tai Po.

Upon completion of the Reorganisation, as APTT will no longer be engaged in the Fixed Carrier Licence Business, its current tenancy with APT Satellite Company Limited in respect of a data centre located at the Tai Po Industrial Estate would not be required and accordingly the execution of the Surrender Agreement is in the best interest of APTT.

The consideration under the Cable Interests Transfer Agreement and the Transfer of Business Agreement was arrived at after arm’s length negotiation between the parties with reference to the valuation of the APCN Interest and the C2C Interest of approximately HK$3,000,000 to approximately HK$6,500,000 and the other assets employed in Fixed Carrier Licence Business of approximately HK$6,800,000 as at 31 May 2003 conducted by American Appraisal China Limited, an independent valuer. The aggregate net book value of such disposed assets was approximately HK$12,360,000 as at 31 May 2003. The compensation under the Surrender Agreement was arrived at after arm’s length negotiation between the parties with reference to the prevailing market rent. The proceeds to be received under these transactions will be applied to fund the construction of the Telepark Data Centre. The directors of the Company (including the independent non-executive directors) considered such consideration and the terms of the agreements fair and reasonable and the Reorganisation is in the interests of the Company. APTTS will fund its acquisition under the Transfer of Business Agreement by internal resources and/or borrowing.

LISTING RULES REQUIREMENTS

As APTT is owned as to 55% indirectly by the Company and 45% by SingaSat, a substantial shareholder and a connected person of the Company, the entering into of the Master Agreement and the Cable Interests Transfer Agreement and the consequential execution of the assignment of APCN Interest and the novation agreement in respect of the C2C interest with, inter alia, SingaSat and SingTel are connected transactions under rule 14.25(1) of the Listing Rules.

As APTTS and APT Satellite Company Limited are subsidiaries of the Company, the entering into of the Master Agreement, the Transfer of Business Agreement and the consequential execution of the Surrender Agreement are connected transactions under rule 14.25(1) of the Listing Rules.

Details of the transactions as required under rule 14.25(1)(A)-(D) will be included in the Company’s next published annual report and accounts.

DEFINITION

“APCN Agreement”	the Asia Pacific Cable Network 2 Construction and Maintenance Agreement dated 18 April 2000 between APTT, SingTel and the parties named therein, as amended by the Amendatory Agreement No. 1 dated 21 April 2003;

“APCN Interest”	the contractual interest of APTT under the APCN Agreement as more particularly set out in the section headed “Cable Interests Transfer Agreement dated 10 September 2003”;

“APTT”	APT Satellite Telecommunications Limited, a company incorporated in Hong Kong with limited liability and owned as to 55% by Skywork and 45% by SingaSat;

“APTTS”	APT Telecom Services Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company;

“C2C Agreement”	the agreement dated 5 October 2001 between C2C Pte Ltd and APTT, and the Points of Agreement dated 15 January 2003, between C2C Pte Ltd, C2C (HK) Ltd and APTT;

“C2C Interest”	the contractual interest of APTT under the C2C Agreement as more particularly set out in the section headed “Cable Interests Transfer Agreement dated 10 September 2003”;

“Company”	APT Satellite Holdings Limited;

“Fixed Carrier Licence”	the Fixed Carrier Licence Number 21 issued on 2 June 2003 (converted from the FTNS Licence) by OFTA to APTT to the Telecommunication Ordinance (Chapter 106 of the Laws of Hong Kong);

“Fixed Carrier Licence Business”	the business conducted by APTT under the Fixed Carrier Licence, as more particularly set out in the section headed “Transfer of Business Agreement dated 10 September 2003”;

“FTNS Licence”	the Fixed Telecommunications Network Services Licence dated 19 June 2000 issued by OFTA to APTT (as amended on 18 December 2001), being the predecessor of the Fixed Carrier Licence;

“Group”	the Company and its subsidiaries;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“OFTA”	the Office of the Telecommunications Authority of Hong Kong;

“Reorganisation”	the reorganisation of the business of APTT pursuant to the Master Agreement, the Cable Interests Transfer Agreement and the Transfer of Business Agreement as more particularly set out in this announcement;

“SingaSat”	SingaSat Private Limited, a company incorporated in Singapore, a wholly-owned subsidiary of SingTel. SingaSat currently holds approximately 5.52% of the Company’s issued share capital and approximately two-seventh of the issued share capital of APT Satellite International Company Limited, which in turn holds approximately 51.84% of the issued share capital of the Company;

“SingTel”	Singapore Telecommunications Limited, a company incorporated in Singapore and the holding company of SingaSat;

“Skywork”	Skywork Corporation, a company incorporated in British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By order of the Board Lo Kin Hang, Brian Company Secretary
Hong Kong, 10 September 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2003.

APT Satellite Holdings Limited

	By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President